SUB-ITEM 77D(G)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                                AIM GROWTH SERIES

On or about April 28-29, 2009, the Board of Trustees of AIM Growth Series, on behalf of AIM Conservative Allocation Fund, AIM Growth Allocation Fund, AIM Moderate Allocation Fund, AIM Moderate Growth Allocation Fund and AIM Moderately Conservative Allocation Fund (the "Allocation Funds"), were notified of the use of AIM Balanced-Risk Allocation Fund as an underlying fund to the Allocation Funds effective June 2, 2009. The addition of AIM Balanced-Risk Allocation Fund resulted in a percentage change in the underlying allocations.